Schering-Plough 2000 Galloping Hill Road Kenilworth, NJ 07033 USA

Direct Dial: (908) 298-7119
Direct Fax: (908) 298-7303
Email: michael.pressman@spcorp.com
April 24, 2009
Jeffrey Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
          Re:       Form 10-K for the fiscal year ended December 31, 2008
Dear Mr. Riedler,
          Thank you for your letter dated April 13, 2009, commenting on Schering-Plough’s Form 10-K for the fiscal year ended December 31, 2008. Your letter was directed to me, as Senior Counsel, by Steven Koehler. Below please find Schering-Plough’s responses to your comments.
SEC Comment #1
We note that you are engaged in a joint venture with Merck & Co., Inc. in relation to the development and commercialization of two cholesterol lowering drugs, VYTORIN and ZETIA. Please revise your disclosure to provide a full description of the material terms of your joint venture with Merck, to the extent this information has not been previously redacted by an appropriate grant of confidential treatment by the Division of Corporation Finance. In particular, please quantify and describe the amounts paid to date, aggregate potential milestones, royalty provisions, profit sharing provisions and expiration provisions under your agreement.
Schering-Plough Response #1
We believe that the information requested by the Staff has been provided in Schering-Plough’s Form 10-K and that the Form 10-K accurately describes all the material provisions of the agreements with Merck & Co, Inc. (Merck) in regard to the Merck/Schering-Plough Joint Venture (the “cholesterol agreements”).
The cholesterol agreements were filed as exhibits and have been incorporated by reference into each of Schering-Plough’s Forms 10-K since its 2002 Form 10-K (see Exhibits 10(r), 10(s) and 10(t) to Schering Plough’s 2008 Form 10-K). Accordingly, all terms of the contracts, except those subject to confidential treatment, are included as part of Schering-Plough’s Form 10-K.

In the Business section of Schering-Plough’s 2008 Form 10-K, we provide overview information of the cholesterol agreements. In particular, we disclose that:
•	The purpose of the cholesterol joint venture is to jointly develop, manage, and commercialize certain products;

•	The agreement generally provides for equal sharing of development costs and for co-promotion of approved products by each company; and

•	The geographic scope of the joint venture includes all countries except for Japan.
The Business Section also directs the reader to Note 5 “Equity Income” under Item 8, “Financial Statements, and Supplementary Data” of the Form 10-K for additional information regarding the terms of the agreements with Merck. Note 5 “Equity Income” provides additional discussion of the material aspects of the joint venture. In addition to the information already addressed in the Business section, Note 5 provides that:
•	The cholesterol joint venture agreements provide for the sharing of operating income generated by the joint venture based upon percentages that vary by product, sales level and country;

•	In the U.S. market, Schering-Plough receives a greater share of the profits on the first $300 million of annual ZETIA sales. Above $300 million of annual ZETIA sales, Merck and Schering Plough generally share profits equally;

•	The companies agree annually to the minimum number of physician details by country and either company’s share of the joint venture’s income from operations is subject to a reduction if that company fails to perform a specified minimum number of physician details in a particular country;

•	The companies bear the costs of their own general sales forces and commercial overhead in marketing joint venture products around the world;

•	Costs of the joint venture that the companies contractually share are a portion of manufacturing costs, specifically identified promotion costs (including direct-to-consumer advertising and direct and identifiable out-of-pocket promotion) and other agreed upon costs for specific services such as market support, market research, market expansion, a specialty sales force and physician education programs; and

•	Certain specified research and development expenses are generally shared equally by Schering-Plough and Merck.
In addition, the discussion of Equity income in Management’s Discussion and Analysis of Financial Condition and Results of Operations also discusses financial terms of the agreements with Merck as they relate to current year operating results. The disclosures in the financials statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations since entering into the agreements have included descriptions of potential milestones and those milestones recognized by Schering-Plough as well as profit sharing provisions. For instance, in Schering-Plough’s 2005 Form 10-K, the company disclosed that “during 2005, 2004 and 2003, the Company recognized milestones from Merck of $20 million, $7 million and $20 million, respectively.” While Schering-Plough discloses the milestones recognized pursuant to the agreement, milestones in the agreement have not been, individually or in the aggregate, material to Schering-Plough. Other provisions of the cholesterol agreements, such as the treatment of Research and Development expenses have also been disclosed. For instance in the discussion of the Equity income in Schering-Plough’s 2007 Form 10-K, we disclosed that “Schering-Plough could be entitled to receive reimbursements of its future research and development expenses of up to $105 million.” In the 2008 discussion of Equity income we disclose that a $105 million reimbursement was paid to Schering-Plough in 2008. There are no additional potential milestones pursuant to the cholesterol agreements.
The Staff comment asks us to disclose the profit sharing provisions of the contract. Schering-Plough’s current disclosure states that once annual ZETIA sales exceed $300 million the companies generally share profits equally. More detailed or specific disclosure of the profit sharing provisions could overwhelm the material elements of the disclosure. The agreement covers profit sharing provisions for numerous countries, and many are subject to differing profit sharing arrangements, none of which materially affect overall profit sharing. Providing disclosure of each such provision would provide an overwhelming level of detail, without providing a corresponding benefit.
In addition, the staff requests that we disclose the expiration provisions of the agreement. The agreement has standard termination provisions covering bankruptcy, material breach of contract and change of control. In Schering-Plough’s Strategic Alliances disclosure in Schering-Plough’s 2008 Form 10-K (page 35), we disclose that entering into potential strategic arrangements with third parties could result in VYTORIN and ZETIA being acquired by Merck. We also refer readers to Exhibit 10(r) of the 2008 Form 10-K for the text of the change of control provisions. We will add the following bolded disclosure to our 2009 First Quarter Form 10-Q discussion of Strategic Alliances:
In addition, any potential strategic alternatives may be impacted by the change of control provisions in those arrangements, which could result in VYTORIN and ZETIA being acquired by Merck or REMICADE reverting back to Centocor. The change in control provision relating to VYTORIN and ZETIA is included in the contract with Merck, filed as Exhibit 10(r) to Schering-Plough’s 2008 10-K, and the change of control provision relating to REMICADE is contained in the contract with Centocor, filed as Exhibit 10(v) to Schering-Plough’s 2008 10-K. In addition, the VYTORIN and ZETIA agreements provide for the right to terminate due to bankruptcy of the other party or material breach by the other party of its of obligations. The REMICADE agreement provides for the right to terminate the agreement due to insolvency or bankruptcy of the other party or material breach by the other party of its obligations.
SEC Comment #2
We note that you have entered into agreements with Centocor, Inc. in relation to the licensing and manufacturing of REMICADE. Please revise your disclosure to provide a full description of the material terms of your agreements with Centocor, to the extent this information has not been previously redacted by an appropriate grant of confidential treatment by the Division of Corporation Finance. In particular, please quantify and describe the amounts paid to date, aggregate potential milestones, royalty provisions, profit sharing provisions and expiration provisions under your agreement. Please be advised that it appears the grant of confidential treatment with respect to the original Distribution Agreement with Centocor, dated April 3, 1998, has expired.
Schering-Plough Response #2
We believe that the information requested by the Staff has been provided in Schering-Plough’s Form 10-K and that Schering-Plough’s Form 10-K accurately describes all the material provisions of the 1998 distribution agreement and 2007 amendment (collectively, “the agreements”) with Centocor, Inc., a Johnson and Johnson Company (Centocor) relating to the distribution of REMICADE.
The agreements were filed as exhibits and are incorporated by reference into Schering-Plough’s Forms 10-K. The original 1998 agreement was filed with Schering-Plough’s 2004 Form 10-K/A and the 2007 amendment to the agreement was filed with Schering-Plough’s December 21, 2007 Form 8-K, and appear as Exhibits 10(u), and 10(v), respectively, to Schering Plough’s 2008 Form 10-K. Accordingly, all terms of the contracts, except those subject to confidential treatment, are included as part of Schering-Plough’s 2008 Form 10-K
In the Business section of Schering-Plough’s 2008 Form 10-K, we provide overview information of the agreements which cover all material terms of the contracts. In particular, we disclose that:
•	REMICADE is licensed from and manufactured by Centocor;

•	During 2005, Schering-Plough exercised an option under its contract with Centocor for license rights to develop and commercialize golimumab;

•	Schering-Plough has exclusive marketing rights to both products outside the U.S., Japan and certain Asian markets;

•	In December 2007, Schering-Plough and Centocor revised their distribution agreement regarding the development, commercialization and distribution of both REMICADE and golimumab, extending Schering-Plough’s exclusive rights to market REMICADE to match the duration of Schering-Plough’s exclusive marketing rights for golimumab;

•	Effective upon regulatory approval of golimumab in the EU, Schering-Plough’s marketing rights for both products will extend for 15 years after the first commercial sale of golimumab within the EU;

•	Centocor will receive a progressively increased share of profits on Schering-Plough’s distribution of both products in the Schering-Plough marketing territory between 2010 and 2014, and the share of profits will remain fixed thereafter for the remainder of the term;

•	REMICADE marketing rights and the profit sharing arrangement for the products are all conditioned on approval of golimumab being granted prior to September 1, 2014;

•	Schering-Plough may independently develop and market golimumab for a Crohn’s disease indication in its territories, with an option for Centocor to participate;

•	Schering-Plough and Centocor agreed to utilize an autoinjector device in the commercialization of golimumab and further agreed to share its development costs.

Information regarding the agreements is also provided in Note 14 “Product License” under Item 8, “Financial Statements, and Supplementary Data. Note 14 also includes additional disclosure that Schering-Plough made an upfront payment of $21 million for rights to the auto-injector.
The Staff asks that we disclose all material milestone payments. Pursuant to the 2007 amendment, all material milestones with respect to REMICADE have been satisfied and there are no milestone payments with respect to the development and commercialization of golimumab. There are remaining potential milestone payments with respect to the auto-injector, but the amounts are not material.
The Staff asks that we disclose all material royalty provisions of the agreements. The 2007 amendment provides the base percentage Contribution Income Split that will be in effect if golimumab receives EU approval:
Contribution Income Split

Agreement Year	S-P	Centocor
2010	60%	40%
2011	58%	42%
2012	55%	45%
2013	52%	48%
2014	50%	50%
Alsubsequent years	50%	50%
In response to the Staff’s comment, we will provide the following (or substantially similar) bolded disclosure regarding the profit split in the “License Arrangement with Centocor” section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the 2009 First Quarter Form 10-Q:
REMICADE is prescribed for the treatment of inflammatory diseases such as rheumatoid arthritis, early rheumatoid arthritis, psoriatic arthritis, Crohn’s disease, ankylosing spondylitis, plaque psoriasis and ulcerative colitis. REMICADE is Schering-Plough’s second largest marketed pharmaceutical product line (after the cholesterol franchise). REMICADE is licensed from and manufactured by Centocor, Inc., a Johnson & Johnson company. During 2005, Schering-Plough exercised an option under its contract with Centocor for license rights to develop and commercialize golimumab, a fully human monoclonal antibody which has been filed for approval in Europe. Schering-Plough has exclusive marketing rights to both products outside the U.S., Japan and certain Asian markets. In December 2007, Schering-Plough and Centocor revised their distribution agreement regarding the development, commercialization and distribution of both REMICADE and golimumab, extending Schering-Plough’s rights to exclusively market REMICADE to match the duration of Schering-Plough’s exclusive marketing rights for golimumab. Effective upon regulatory approval of golimumab in the EU, Schering-Plough’s marketing rights for both products will now extend for 15 years after the first commercial sale of golimumab within the EU. After operating expenses and subject to certain adjustments, Schering-Plough currently is entitled to receive an approximately 60 percent share of profits on Schering-Plough’s distribution in the Schering Plough marketing territory. Beginning in 2010, subject to the approval of golimumab within the EU, share of profits will change over time to a 50 percent share of profits by 2014 for both products and the share of profits will remain fixed thereafter for the remainder of the term. The changes to the duration of REMICADE marketing rights and the profit sharing arrangement for the products are all conditioned on approval of golimumab being granted prior to September 1, 2014. Schering-Plough may independently develop and market golimumab for a Crohn’s disease indication in its territories, with an option for Centocor to participate. In addition, Schering-Plough and Centocor agreed to utilize an autoinjector device in the commercialization of golimumab and further agreed to share its development costs.
While the percentage of the split is provided, the provisions addressing the underlying details of how the Contribution Income Split is calculated were accorded confidential treatment by the Commission on February 26, 2004 and Schering-Plough has submitted a request to extend confidential treatment through December 20, 2017. More detailed or specific disclosure of the how the profit sharing provisions are calculated could overwhelm the material elements of the disclosure and would cause competitive harm to Schering-Plough. Further, providing detailed disclosure explaining such provisions would provide an overwhelming level of detail, without providing a corresponding benefit.
In addition, the staff requests that we disclose the termination provisions of the agreement. The agreement has termination provisions covering insolvency, material breach of contract and change of control. In Schering-Plough’s Strategic Alliances disclosure in the 2008 Form 10-K, we disclose that entering into potential strategic arrangements with third parties could result in rights to REMICADE and golimumab reverting back to Centocor. We also refer readers to Exhibit 10(v) of the Form 10-K for the text of the change of control provisions. We will add the following bolded disclosure to our 2009 First Quarter Form 10-Q discussion of Strategic Alliances:
In addition, any potential strategic alternatives may be impacted by the change of control provisions in those arrangements, which could result in VYTORIN and ZETIA being acquired by Merck or REMICADE reverting back to Centocor. The change in control provision relating to VYTORIN and ZETIA is included in the contract with Merck, filed as Exhibit 10(r) to Schering-Plough’s 2008 10-K, and the change of control provision relating to REMICADE is contained in the contract with Centocor, filed as Exhibit 10(v) to Schering-Plough’s 2008 10-K. In addition, the VYTORIN and ZETIA agreements provide for the right to terminate due to bankruptcy of the other party or material breach by the other party of its of obligations. The REMICADE agreement provides for the right to terminate the agreement due to insolvency or bankruptcy of the other party or material breach by the other party of its obligations
SEC Comment #3
We note that you have described certain of your patents and patent applications as being of material importance to your company’s ongoing operations. Please revise your disclosure to identify and describe all material patents and patent applications. In addition, please revise your disclosure to include the expiration date for each of your material patents.

Schering-Plough Response #3
In response to the Staff’s comment, we propose to include the following patent expiration table covering Schering-Plough’s two most significant markets in the 2009 first quarter Form 10-Q under the heading PART II. OTHER INFORMATION:
“The following table sets forth the United States and European Union scheduled patent expiration dates for material patents held by Schering-Plough. We refer you to “Patent Challenges Under the Hatch-Waxman Act” under “Item 3. Legal Proceedings” for a discussion of pending Paragraph IV Certification proceedings.

PATENT EXPIRATION
PRODUCT	US	EU
REMICADE	No Rights	Aug 2014

NASONEX	Apr 2018	Jan 2015

TEMODAR	Feb 2014	Expired

PEGINTRON
(Conjugate)	Jan 2015	Dec 2018
(Mature INF–alpha)	Aug 2020	Expired

ZETIA	Apr 2017	Oct 2017

VYTORIN	Apr 2017	Apr 2019

CLARINEX/AERIUS
(Composition)	Expired	Feb 2010
(Formulation/Use)	2014-2020	Jul 2019

CLARITIN/OTC
(Ext’d Release Formulation)	Oct 2012	Oct 2013
(Syrup Formulation)	Jun 2018	May 2019

FOLLISTIM/PUREGON	Jun 2015	Aug 2009

NUVARING
(Delivery System)	Apr 2018	Apr 2018

AVELOX	Mar 2014	No Rights

INTEGRILIN	Nov 2014	No Rights

REBETOL	Expired	Expired

CAELYX	No Rights	2010

INTRON A	Aug 2020	Expired

PROVENTIL/ALBUTEROL	Jul 2010	NA
(Formulation)

REMERON
(ODT Formulation)	Jan 2010	Sep 2010

SUBUTEX/SUBOXONE	No Rights	Expired

ASMANEX DPI
(Formulation)	Sep 2018	Mar 2018

PATENT EXPIRATION
PRODUCT	US	EU
ELOCON	Expired	Expired

CERAZETTE
(Dose Regimen)	Not marketed	Dec 2012

NOXAFIL	Jul 2019	Dec 2019

IMPLANON
(Use)	Sep 2009	NA
(Delivery system)	Expired	Jul 2013

MERCILON/MARVELON
(Formulation)	Sep 2012	Revoked

LIVIAL	Not marketed	Mar 2010

ZEMURON	Expired	Expired

FORADIL
(Use)	Jan 2018	No Rights
(Device)	Mar 2019	No Rights
Note: Compound patent unless otherwise noted.”
We advise the staff that we will include updated disclosure on a case-by-case basis in PART II. OTHER INFORMATION in subsequent quarters should the information in the table materially change. If the Merck transaction is not complete by the time Schering-Plough’s 2009 Form 10-K is required to be filed, we will provide the above table (or similar disclosure) in the Business section of the Form 10-K.
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We acknowledge that: (1) Schering-Plough Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure based on staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Schering-Plough Corporation may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
I can be reached at (908) 298-7119, and if I am not available , please contact Susan Ellen Wolf, Corporate Secretary, Vice President — Governance and Associate General Counsel, at (909) 298-7354. Thank you.
Sincerely,
Michael Pressman
Senior Counsel

cc	Susan Ellen Wolf Steven Koehler